UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY GENERAL MEETING

Final detailed voting map

In compliance with the provisions of article 48, paragraph 6, item II and paragraph 7, of CVM Resolution No. 81/22, we present the final detailed voting map that consolidates the votes cast at a distance and the votes cast in person on the matters resolved at the Ordinary General Meeting held on April 29, 2026, at 3:00 p.m, containing the first 5 numbers of the shareholders' registration in the Individual Taxpayer Registry - CPF or in the National Corporate Taxpayer Registry - CNPJ, the shareholding position in ordinary and preferred shares and the votes cast by them.

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
47881	2	71	For	For	For	For
38358	4	-	For	For	For	For
35930	11	5	For	For	For	For
82075	10	-	Abstain	Abstain	Against	Abstain
16905	-	60	N/A	N/A	N/A	For
00132	1	-	For	For	For	For
00021	90	-	For	For	For	For
70572	-	1	N/A	N/A	N/A	Abstain
31093	35	35	Against	Against	Against	Against
71045	70	-	For	For	For	For
61672	10	10	For	For	For	For
22477	1.600	1.600	For	For	For	For
08070	500	500	For	For	For	For
06798	200	200	For	For	For	For
08390	-	20	N/A	N/A	N/A	Against
32243	-	49	N/A	N/A	N/A	For
33197	5	5	For	For	For	For
01542	775	-	For	For	For	Against
00748	100	-	Against	For	Against	Against
06861	500	-	Abstain	For	For	Abstain
11848	-	100	N/A	N/A	N/A	For
08701	1	-	For	For	For	For
02449	2	2	Abstain	For	Against	Abstain
26456	-	100	N/A	N/A	N/A	For
02681	1.462	510	For	For	Against	For
34330	50.000	50.000	For	For	For	For
26695	-	160	N/A	N/A	N/A	For
90608	1.000	1.000	For	For	For	For
56958	300	-	For	For	For	For

[Free English Translation]

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
05230	200	200	For	For	For	For
68463	224	-	Abstain	Abstain	Abstain	Abstain
31869	437	-	Against	Against	Against	Abstain
83455	2.200	2.200	Abstain	For	For	Abstain
26190	5	5	For	For	For	For
40216	-	10	N/A	N/A	N/A	For
06826	1	1	For	For	Abstain	For
96951	100	100	For	For	For	For
95039	150	-	For	For	For	For
06463	185	-	Abstain	Abstain	Abstain	Abstain
61622	-	1	N/A	N/A	N/A	Abstain
09094	33	33	Abstain	For	Abstain	Abstain
21370	190	-	For	For	For	For
62757	920	920	For	For	Against	For
03911	28	28	For	For	For	For
16157	-	11	N/A	N/A	N/A	For
06890	16	16	For	For	For	For
01023	-	10	N/A	N/A	N/A	For
14681	26	-	Against	For	Against	For
02815	14	14	For	For	For	For
27779	5	-	For	For	For	For
38359	-	47	N/A	N/A	N/A	Abstain
09919	12.345	10.515	For	For	For	For
05075	40	40	For	For	For	For
36148	602	-	For	For	For	For
77497	66	-	For	For	For	For
15816	2.640	-	For	For	For	Against
19657	300	300	For	For	For	For
08566	51	51	For	For	For	For
15173	23	23	Abstain	Abstain	Abstain	Abstain
09064	6	-	For	For	For	For
36913	521	521	For	For	For	For
01880	24	-	For	For	For	For
32273	1.300	-	For	For	Against	Against
04242	-	91	N/A	N/A	N/A	For
03451	300	300	For	For	For	For
02782	-	20	N/A	N/A	N/A	For
32720	200	200	For	For	For	For
71602	1.000	-	For	For	For	For
01269	24	-	For	For	For	For
27070	57	-	For	For	For	For
33984	70	70	For	For	For	For
82462	-	70	N/A	N/A	N/A	Against
05901	-	100	N/A	N/A	N/A	For
60949	-	173	N/A	N/A	N/A	For

[Free English Translation]

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
28221	207	-	For	For	For	For
30423	10	-	Abstain	Abstain	Abstain	Abstain
11202	100	-	For	For	For	For
03925	20	5	For	For	For	For
30561	-	171	N/A	N/A	N/A	For
16231	1.200	1.200	For	For	Against	Against
03786	340	-	For	For	For	For
18035	1.000	1.000	Abstain	For	Abstain	Abstain
09829	1	146	Abstain	For	For	For
04653	100	100	For	For	For	For
09841	130	130	For	For	For	For
33853	-	120	N/A	N/A	N/A	For
32263	500	-	For	For	For	For
07655	701	-	For	For	For	For
22993	100	100	Abstain	Abstain	For	For
10558	-	439	N/A	N/A	N/A	For
01079	5	-	For	For	For	For
66428	-	26.000	N/A	N/A	N/A	Abstain
52494	-	8.105	N/A	N/A	N/A	For
12010	20	-	For	For	For	For
05110	-	1.185	N/A	N/A	N/A	For
22080	600	600	Abstain	For	Abstain	For
28525	-	80	N/A	N/A	N/A	For
13467	35	-	For	For	Abstain	For
09737	-	222	N/A	N/A	N/A	For
02539	43	45	Abstain	For	Abstain	Abstain
04119	-	448	N/A	N/A	N/A	Abstain
28769	1.000	-	For	For	For	For
15529	-	200	N/A	N/A	N/A	For
08205	400	400	For	For	Abstain	For
11267	24	24	For	For	For	For
02700	4.000	4.000	Abstain	Abstain	Abstain	Abstain
62753	23	23	For	For	For	For
23655	-	15	N/A	N/A	N/A	For
04191	1.300	-	Abstain	For	Against	For
84987	4	2	Abstain	Abstain	Abstain	Abstain
81386	10	-	For	For	Abstain	For
11724	-	137	N/A	N/A	N/A	Abstain
17567	-	640	N/A	N/A	N/A	For
04331	600	600	For	For	Against	For
02274	902	1.516	For	For	For	For
10727	4	1	For	For	Against	For
00739	1.000	-	For	For	For	Abstain
29818	46	-	For	For	For	For
29239	60	60	For	For	Abstain	Abstain

[Free English Translation]

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
05862	-	525	N/A	N/A	N/A	For
49918	58	-	For	For	For	For
47885	7	7	For	For	For	For
10499	100	-	Abstain	Abstain	Abstain	Abstain
13615	50	50	For	For	For	For
86945	20	20	For	For	For	For
08656	-	11	N/A	N/A	N/A	For
30574	100	-	For	For	For	Abstain
22103	200	200	For	For	For	For
21156	13.000	-	For	For	For	Abstain
13336	-	181	N/A	N/A	N/A	For
17554	-	19.500	N/A	N/A	N/A	For
06750	700	700	Abstain	For	Abstain	Abstain
07368	10	-	Abstain	Abstain	Abstain	Abstain
03545	5	-	For	For	For	For
10607	6	6	For	For	For	For
07580	16	16	For	For	For	For
10443	1	1	For	For	For	For
38856	11	11	For	For	For	For
04686	20	48	For	For	For	For
35200	-	350	N/A	N/A	N/A	For
08430	350	-	For	For	For	For
07602	-	1	N/A	N/A	N/A	For
32334	-	1	N/A	N/A	N/A	For
99109	-	600	N/A	N/A	N/A	Against
02867	1.700	-	For	For	For	Against
76878	1.200	-	For	For	For	For
41953	7	7	For	For	For	Abstain
02219	-	110	N/A	N/A	N/A	For
41730	1	1	Abstain	Abstain	Abstain	Abstain
36613	-	10	N/A	N/A	N/A	Against
70609	400	400	For	For	For	For
33178	355	355	For	For	For	For
69712	420	420	For	For	For	Abstain
62236	65	60	Against	Against	Against	Against
21037	1	1	For	For	For	For
21266	200	200	Abstain	Abstain	Abstain	Abstain
02896	-	55	N/A	N/A	N/A	For
09069	63	-	Abstain	Abstain	Abstain	Abstain
14436	125	-	For	For	For	For
09845	200	-	For	For	For	For
03286	-	40	N/A	N/A	N/A	For
98174	20	-	For	For	For	For
10131	15	-	Abstain	Abstain	Abstain	Abstain
12456	9	9	Against	Against	Against	For

[Free English Translation]

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
24599	-	4.000	N/A	N/A	N/A	For
84893	-	800	N/A	N/A	N/A	For
05629	2.811	-	For	For	For	For
95487	491	491	For	For	Abstain	For
03485	15	15	For	For	For	For
97428	28	28	Abstain	For	Against	Against
46338	-	7	N/A	N/A	N/A	For
11155	-	512	N/A	N/A	N/A	For
03332	141	1	For	For	For	For
04162	-	1.000	N/A	N/A	N/A	For
08748	100	-	For	For	For	For
74729	2.500	2.500	For	For	For	Against
29564	57	57	Abstain	Abstain	Abstain	Abstain
43214	1.167	-	For	For	For	For
43442	1.700	1.500	For	For	Against	Against
28291	11	-	For	For	For	For
09993	-	16	N/A	N/A	N/A	Against
98578	1.915	1.915	Abstain	Abstain	Abstain	Abstain
04925	27	27	For	For	For	Abstain
13796	192.772	192.772	For	For	For	Abstain
15059	8.200	8.200	For	For	Against	Against
16878	9.400	9.400	For	For	For	Abstain
19609	29.680	29.680	Abstain	For	For	Abstain
20065	189.951	189.951	For	For	For	Abstain
21430	391	391	For	For	For	Abstain
24666	179.041	179.041	For	For	For	Abstain
25271	10.797	10.797	For	For	For	Abstain
25271	17.478	17.478	For	For	For	Abstain
26431	506.240	506.240	For	For	For	Abstain
29322	2.664.317	2.664.317	For	For	For	Abstain
30918	90.812	90.812	For	For	For	For
31240	79.232	79.232	For	For	For	Abstain
31814	356.404	356.404	For	For	For	Abstain
31978	283.397	283.397	For	For	For	Abstain
32106	5.520	5.520	For	For	Against	Against
32329	509.492	509.492	For	For	For	Abstain
35693	3.018.700	3.018.700	For	For	For	Abstain
36018	25.213	25.213	Abstain	For	For	Abstain
38860	217.810	217.810	For	For	For	Abstain
40841	68.698	68.698	For	For	For	Abstain
41286	35.290	35.290	For	For	For	Abstain
45550	11.493	11.493	For	For	For	Abstain
49444	25.933	25.933	For	For	For	Abstain
50221	500	500	For	For	For	Abstain
55631	11.167	11.167	For	For	For	Abstain

[Free English Translation]

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
58270	10.352	10.352	For	For	For	Abstain
61988	11.860	11.860	For	For	For	Abstain
64322	400	400	For	For	For	Abstain
97539	620.370	620.370	For	For	For	For
97539	115.670	115.670	For	For	For	For
97539	706.081	706.081	For	For	For	For
97539	558.461	558.461	For	For	For	For
97539	269.527	269.527	For	For	For	For
97539	46.700	46.700	For	For	For	Abstain
97539	12.456.892	12.456.892	For	For	For	For
97540	62.533	62.533	For	For	For	Abstain
97540	176.251	176.251	For	For	For	Abstain
97540	5.875.107	5.875.107	For	For	For	Abstain
38817	300	1.300	For	For	For	For
39951	6	-	Abstain	Abstain	For	For
36958	54.400	54.400	For	For	For	Abstain
37099	1.175.900	1.175.900	For	For	For	Abstain
37113	48.700	48.700	For	For	For	Abstain
38003	14.100	14.100	For	For	For	Abstain
38949	4.544	4.544	For	For	For	Abstain
39514	347.977	347.977	For	For	For	Abstain
41081	3.226	3.226	For	For	For	Abstain
41199	4.800	4.800	For	For	For	Abstain
41222	965.100	965.100	For	For	For	For
41459	125.600	125.600	For	For	For	Abstain
42133	18.230	18.230	For	For	For	Abstain
42592	107.000	107.000	For	For	For	Abstain
43620	1.400	1.400	For	For	For	Abstain
44216	24.600	24.600	For	For	For	Abstain
44602	27.289	27.289	For	For	For	Against
45528	248.593	248.593	For	For	For	Abstain
46964	82.000	82.000	For	For	For	For
47705	4.698	4.698	For	For	For	Abstain
47884	277.282	40.000	For	For	For	Abstain
48123	73.601	73.601	For	For	For	For
48331	36.400	36.400	For	For	For	Abstain
48429	4.900	4.900	For	For	For	For
48820	6.207	6.207	For	For	For	Abstain
48977	31.002	31.002	For	For	For	Abstain
52150	153.400	155.900	For	For	For	Abstain
52456	69.354	69.354	For	For	For	Abstain
52950	304.700	304.700	For	For	For	Abstain
53190	82.800	82.800	For	For	For	Abstain
53478	7.700	7.700	For	For	For	Abstain
53824	169.900	169.900	For	For	For	Abstain

[Free English Translation]

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
55912	500	500	For	For	For	For
56029	3.000	3.000	For	For	For	Abstain
05479	776.339	776.339	For	For	For	Against
05479	1.076.622	1.076.622	For	For	For	Against
05838	655.440	655.440	For	For	For	For
05838	1.246.257	1.246.257	For	For	For	Abstain
05839	72.528	72.528	For	For	For	For
05839	2.543	2.543	For	For	For	Against
05839	377.157	377.157	For	For	For	Abstain
05839	84.900	84.900	For	For	For	Abstain
05840	2.130.867	2.130.867	For	For	For	Abstain
05840	86.542	86.542	For	For	For	Abstain
05987	94.574	94.574	For	For	For	Abstain
06239	20.627	20.627	For	For	For	Against
07191	91.211	91.211	For	For	For	Abstain
07208	29.000	29.000	For	For	For	Abstain
07208	73.191	73.191	For	For	For	Abstain
07208	405.483	405.483	For	For	For	Abstain
61244	42.000	42.000	For	For	For	Abstain
62743	11.400	11.400	For	For	For	Abstain
07237	535.129	535.129	For	For	For	Abstain
07247	73.200	73.200	For	For	For	For
07496	962.065	962.065	For	For	For	Abstain
07496	167.242	167.242	For	For	For	Abstain
07506	1.234.743	1.234.743	Abstain	For	For	Abstain
07516	22.404	22.404	Abstain	For	For	Abstain
07724	369.833	369.833	For	For	For	Abstain
07820	-	112.000	N/A	N/A	N/A	Abstain
08390	89.640	89.640	For	For	For	For
08561	60.000	60.000	For	For	For	Abstain
08561	988.592	988.592	For	For	For	Abstain
08840	356.956	356.956	For	For	For	Abstain
08988	56.235	56.235	For	For	For	Abstain
09411	102.859	102.859	For	For	For	For
09470	23.700	23.700	For	For	For	Against
09559	298.300	298.300	For	For	For	Abstain
10251	15.954	15.954	For	For	For	For
10374	942.200	942.200	For	For	For	Abstain
11100	494.244	494.244	For	For	For	Abstain
11227	147.600	147.600	For	For	For	Abstain
11311	228.819	228.819	Abstain	For	For	Abstain
11324	13.177	13.177	For	For	For	Abstain
11435	116.897	116.897	For	For	For	For
11811	71.900	71.900	For	For	For	Abstain
11841	68.786	68.786	For	For	For	Abstain

[Free English Translation]

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
12094	161.476	161.476	For	For	For	Against
12120	67.700	67.700	For	For	For	Abstain
13296	40.416	40.416	For	For	For	Abstain
14153	1.010.012	1.010.012	Abstain	For	For	Abstain
14494	11.784	11.784	Abstain	For	For	Abstain
14541	640.600	640.600	For	For	For	Abstain
14693	998.913	998.913	For	For	For	Abstain
14809	609.900	609.900	For	For	For	Abstain
14809	592.500	592.500	For	For	For	Abstain
14963	942.305	942.305	Abstain	For	For	Abstain
17500	7.916	7.916	For	For	For	Abstain
17718	149.436	149.436	For	For	For	Abstain
18608	3.800	3.800	For	For	For	Abstain
18830	3.600	3.600	For	For	For	For
19032	10.570	10.570	Abstain	For	For	Abstain
19244	1.600	1.600	For	For	For	For
19334	1.286.915	1.286.915	For	For	For	For
19919	1.085.100	1.085.100	For	For	For	Abstain
20849	1.300	1.300	For	For	For	Against
21881	15.900	15.900	For	For	For	Against
22403	1.407.500	1.407.500	For	For	For	Abstain
22420	259.500	259.500	For	For	For	Abstain
22954	890.166	890.166	For	For	For	Abstain
23487	555.200	555.200	For	For	For	Abstain
23572	38.077	38.077	For	For	For	For
23771	58.400	58.400	For	For	For	Abstain
23771	47.353	47.353	For	For	For	Abstain
23794	450.786	450.786	For	For	For	Abstain
24528	353.300	353.300	For	For	For	Abstain
24528	461.200	461.200	For	For	For	Abstain
24728	5.200	5.200	For	For	For	Abstain
26160	18.500	18.500	For	For	For	Against
26301	19.500	19.500	For	For	For	Abstain
26311	18.700	18.700	For	For	For	Abstain
26879	-	8.900	N/A	N/A	N/A	Abstain
27386	535.100	535.100	For	For	For	Abstain
27778	15.900	15.900	For	For	For	Abstain
28328	9.500	9.500	For	For	For	Against
28394	111.800	111.800	For	For	For	Abstain
28979	1.200	1.200	For	For	For	Abstain
28979	281.388	281.388	For	For	For	Abstain
28990	475.000	475.000	For	For	For	Abstain
29485	33.600	33.600	For	For	For	Abstain
30254	7.500	7.500	For	For	For	Abstain
31577	54.600	54.600	For	For	For	Abstain

[Free English Translation]

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
31591	1.501	1.501	For	For	For	Abstain
31989	94.367	94.367	For	For	For	Abstain
32628	27.100	27.100	For	For	For	Abstain
32642	81.800	81.800	For	For	For	Abstain
33464	64.500	64.500	For	For	For	Abstain
33580	16.409	16.409	For	For	For	Against
33913	77.200	77.200	For	For	For	Abstain
34662	205.900	205.900	For	For	For	Abstain
34825	4.144	4.144	For	For	For	Abstain
04008	22	22	For	For	For	Abstain
80978	-	400	N/A	N/A	N/A	For
78234	1	-	For	For	For	For
53203	240.500	396.100	For	For	For	Abstain
39834	4.580	4.580	For	For	For	Abstain
43533	50.400	50.400	For	For	For	Abstain
43533	13.250	13.250	For	For	For	Against
44700	35.900	35.900	For	For	For	Against
45226	181.594	181.594	For	For	For	Abstain
49331	14.405	14.405	For	For	For	Abstain
49962	96.100	96.100	For	For	For	Abstain
49962	1.447.400	1.447.400	For	For	For	Abstain
49962	228.500	228.500	For	For	For	Abstain
49962	288.100	288.100	For	For	For	Abstain
49962	216.400	216.400	For	For	For	Abstain
50729	4.800	4.800	For	For	For	Abstain
53203	123.700	123.700	For	For	For	Abstain
53780	25.902	25.902	For	For	For	Abstain
53922	132.700	132.700	For	For	For	Abstain
53922	126.600	126.600	For	For	For	Abstain
53922	162.600	162.600	For	For	For	Abstain
53922	576.300	576.300	For	For	For	Abstain
54330	34.300	34.300	For	For	For	Abstain
54693	326.700	326.700	For	For	For	Abstain
54693	219.600	219.600	For	For	For	Abstain
58392	17.400	17.400	For	For	For	Abstain
80663	35	35	For	For	For	For
38722	1.300	-	For	For	For	For
07463	20	-	Abstain	Abstain	Abstain	Abstain
38963	3	3	Abstain	Abstain	Abstain	For
07226	3	3	For	For	For	For
51116	584.415	584.415	For	For	For	For
01329	1.000	-	For	Abstain	Abstain	For
04662	3	3	For	For	For	For
30093	-	496	N/A	N/A	N/A	For
00257	31	31	For	For	For	For

[Free English Translation]

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4
91927	1	-	For	For	Abstain	For
42282	308.766	308.766	For	For	For	For
19473	865.600	865.600	For	For	For	Abstain
22303	222.300	222.300	For	For	For	Abstain
39332	38.697	38.697	For	For	For	Abstain
48185	32.946	32.946	For	For	For	Abstain
61596	2.636	2.636	For	For	For	Abstain
06164	1.627.891.019	1.539.863.493	For	For	For	Abstain
09473	1.809.583.330	1.733.643.596	For	For	For	Abstain
21242	2.696.163	-	For	For	For	Abstain
05523	268.545.988	134.272.994	For	For	For	N/A
05523	268.545.988	134.272.994	Against	Against	Against	N/A
05523	268.545.988	134.272.994	Abstain	Abstain	Abstain	N/A

São Paulo, May 05, 2026.

Carlos Ignacio Muñiz Gonzalez Blanch

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 5, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer